SWN
Southwestern Energy®

Corporate Office
2350 N Sam Houston Pkwy E
Suite 125
Houston, Texas 77032
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES ASSET SALE OF CERTAIN EAST TEXAS PROPERTIES

Houston, Texas – June 16, 2010... Southwestern Energy Company (NYSE: SWN) announced today that it has entered into a definitive purchase and sales agreement with EXCO Resources, Inc. (NYSE: XCO) for the sale of certain oil and gas leases, wells and gathering equipment held by the company in East Texas for approximately $355 million, subject to customary purchase price adjustments, effective April 1, 2010. The sale includes only the producing rights to the Haynesville and Middle Bossier Shale intervals in approximately 20,063 net acres. The company's net production from the Haynesville and Middle Bossier Shale intervals in this acreage was approximately 10 MMcf equivalent per day as of April 1, 2010 and proved net reserves were approximately 31 Bcf equivalent as of year-end 2009. The company has retained the drilling and producing rights covering all other depths in the acreage, including the company's current James Lime and Pettet drilling programs. The transaction is expected to close in the second quarter of 2010.

The company will continue to have an active drilling program in East Texas, which includes approximately 10,500 additional net acres under which it believes that the Haynesville and Middle Bossier Shale intervals are prospective. The company is currently drilling its second Haynesville/Bossier well in this additional acreage and expects initial production to occur in the fourth quarter upon the completion of pipeline infrastructure.

As a result of the sale of these properties, Southwestern has revised its capital program in East Texas for calendar year 2010 to approximately $185 million, which includes participating in approximately 35 to 45 gross wells, down from $230 million, which had included 50 to 60 wells.

Southwestern Energy Company is an integrated company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts:	Greg D. Kerley	Brad D. Sylvester, CFA
	Executive Vice President	Vice President, Investor Relations
	and Chief Financial Officer	(281) 618-4897
	(281) 618-4803	

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas and oil (including regional basis differentials); the company's ability to transport its production to the most favorable markets or at all; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the economic viability of, and the company's success in drilling, the company's large acreage position in the Fayetteville Shale play, overall as well as relative to other productive shale gas plays; the company's ability to fund the company's planned capital investments; the impact of federal, state and local government regulation, including any legislation relating to hydraulic fracturing, the climate or over the counter derivatives; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the costs and availability of oil field personnel services and drilling supplies, raw materials, and equipment and services; the company's future property acquisition or divestiture activities; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; conditions in capital markets, changes in interest rates and the ability of the company's lenders to provide it with funds as agreed; credit risk relating to the risk of loss as a result of non-performance by the company's counterparties and any other factors listed in the reports the company has filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see the reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

